Exhibit 99.8

KPMG LLP
Chartered Professional Accountants
PO Box 10426
777 Dunsmuir Street
Vancouver, BC V7Y 1K3
Tel (604) 691-3000
Fax (604) 691-3031
www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, each dated February 25, 2021, with respect to the consolidated financial statements of Eldorado Gold Corporation (the Company) for the years ended December 31, 2020 and 2019 and the effectiveness of internal control over financial reporting as of December 31, 2020, each of which is included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Company’s Registration Statements on Form F-10 (No. 333-233055) and on Form S-8 (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600).

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 30, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.